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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52780

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Online Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

103 N. River Road
(No. and Street)

Waterville	OH	43566
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Overy 419-878-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mira + Kolena, Ltd.
(Name – *if individual, state last, first, middle name*)

4841 Monroe St., Suite 350	Toledo	OH	43623
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TU 3/14

OATH OR AFFIRMATION

I, Kevin Overy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Online Brokerage Services, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kevin Overy Signature

Vice President

Title

JENNY HILLS
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 01-21-08

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Online Brokerage Services, Inc.

Financial Statements
and Supplemental Information

For the Year Ended December 31, 2004

Table of Contents

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Online Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Online Brokerage Services, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Online Brokerage Services, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered losses from operations, has not yet reached monthly profitability, does not have a credit facility and is in the process of raising additional capital. These and other conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 1. The financial statements do include any adjustments that might result from the outcome of these uncertainties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Mira + Kolena, Ltd.

Toledo, Ohio
February 25, 2005

Online Brokerage Services, Inc.

Statement of Financial Condition

December 31, 2004

Assets	
Current assets:	
Cash	$ 344,440
Accounts receivable:	
Clearing organizations	288,565
Registered representative, net of allowance for doubtful accounts of $10,200	20,594
Other	397
	309,556
Prepaid expenses	72,102
Total current assets	726,098
Property and equipment:	
Equipment and software	182,022
Less accumulated depreciation	110,469
Net property and equipment	71,553
Other assets - deposits:	
Clearing organizations	60,000
Other	1,000
	61,000
Total assets	$ 858,651
Liabilities and Stockholders' Equity	
Current liabilities:	
Note payable	$ 26,682
Accounts payable	19,867
Capital lease obligation payable	5,827
Accrued liabilities:	
Commissions	161,416
401(k) contributions and payroll withholdings	12,267
Other	56,035
	229,718
Total current liabilities	282,094
Stockholders' equity:	
Common stock, no par value; 100,000 shares authorized, 88,307 shares issued	3,884,946
Stock subscription receivable	(125,000)
Treasury stock, 120 shares, at cost	(50,000)
Deficit	(3,133,389)
Total stockholders' equity	576,557
Total liabilities and stockholders' equity	$ 858,651

See accompanying notes to financial statements.

Online Brokerage Services, Inc.

Statement of Operations

Year Ended December 31, 2004

Revenues:	
Commissions	$ 2,371,785
Software license fees	125,000
Rental income	14,750
Interest and other	17,827
Total revenues	2,529,362
Expenses:	
Commissions	1,460,559
Salaries and wages	545,516
Clearing charges	260,271
Data charges	236,348
Advertising	95,016
Professional fees	86,689
Rent	75,733
Insurance	72,490
Telephone	66,353
Computer	64,782
Licenses	44,863
Office supplies	41,417
Depreciation	30,611
Payroll taxes	25,508
Memberships	25,440
Postage and delivery	22,867
Maintenance	20,333
Exchange fees	16,980
Printing and reproduction	15,825
Employee benefits	15,016
State and local	12,042
Utilities	9,995
Travel and entertainment	8,785
Interest	4,287
Outside services	3,232
Miscellaneous	54,774
Total expenses	3,315,732
Net loss	$ (786,370)

See accompanying notes to financial statements.

Online Brokerage Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2004

Cash flows from operating activities:	
Net loss	$ (786,370)
Adjustments to reconcile net loss to net cash flows used in operating activities:	
Depreciation	30,611
Changes in assets and liabilities:	
Accounts receivable	(58,440)
Prepaid expenses	14,313
Deposits and other assets	53,000
Accounts payable	4,001
Accrued liabilities	16,764
Net cash used in operating activities	(726,121)
Cash flows from investing activities:	
Capital expenditures	(36,087)
Net cash used in investing activities	(36,087)
Cash flows from financing activities:	
Proceeds from sale of common stock, net of commissions	1,155,000
Repurchase of common stock	(50,000)
Payments on note payable - net	(37,427)
Payments on capital lease obligation payable	(1,523)
Net cash provided by financing activities	1,066,050
Net increase in cash	303,842
Cash at beginning of year	40,598
Cash at end of year	$ 344,440
Supplemental cash flow disclosures:	
Cash paid during the period for interest	$ 4,287
Non-cash financing and investing transactions:	
Insurance premiums financed under note payable	$ 48,028
Property financed under capital lease obligation	$ 7,350

See accompanying notes to financial statements.

Online Brokerage Services, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2004

	Common Stock	Stock Subscripton Receivable	Treasury Stock	Deficit	Total
Balance at December 31, 2003	$ 2,604,946	$ -	$ -	$ (2,347,019)	$ 257,927
Proceeds from sale of common stock, net of commissions	1,155,000				1,155,000
Common stock subscribed	125,000	(125,000)			-
Repurchase of common stock			(50,000)		(50,000)
Net loss				(786,370)	(786,370)
Balance at December 31, 2004	$ 3,884,946	$ (125,000)	$ (50,000)	$ (3,133,389)	$ 576,557

See accompanying notes to financial statements.

Online Brokerage Services, Inc.

Notes to Financial Statements

December 31, 2004

1. Summary of Significant Accounting Policies

Nature of Business and Ownership

Online Brokerage Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and National Association of Securities Dealers. The Company does not hold customer securities as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker. The Company's customer base is located primarily in Ohio, although it is expanding nationwide with increased marketing efforts.

Basis of Presentation and Going Concern

As shown in the accompanying financial statements, the Company incurred a loss of $786,370 for the year ended December 31, 2004. While the Company has $344,440 of cash at December 31, 2004, the Company does not have a credit facility and has not achieved monthly profitability. These factors raise substantial doubt about the Company's ability to continue as a going concern at December 31, 2004. Management has developed a plan to increase revenue and achieve profitable operations. In addition, it may seek investors to provide additional capital in the future. The Company has increased revenue over the past year, expanded into new markets and has certain proprietary intellectual property which is not valued in the accompanying balance sheet. The ability of the Company to continue as a going concern is dependent on the success the plan. These financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used as a basis for these financial statements.

Revenue Recognition

The clearing broker records customer securities transactions and the Company records the related commission revenue and expense and related clearing charges on a settlement date basis, which is not materially different than if recorded on a trade date basis. Investment advisory fees are received quarterly but are recognized as revenue when earned.

1. Summary of Significant Accounting Policies - continued

Property and Equipment

Property and equipment is carried at cost. Depreciation of property and equipment, which includes amortization of capital leases, is computed using accelerated methods over the estimated useful lives of the assets which range from 3 to 7 years.

Advertising Costs

The Company expenses advertising costs as they are incurred which amounted to $95,015 for the year ended December 31, 2004.

Cash Equivalents and Concentration of Credit Risk

For purposes of the statement of cash flows, the Company considers all highly liquid investment securities with three months or less to be cash equivalents. The Company maintains cash deposits in financial institutions which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation. The maximum loss that would have resulted from that risk is the excess of the deposits reported by the banks over the amounts that would have been covered by federal insurance. The Company has not experienced any losses and believes it is not exposed to any significant credit risk related to cash deposits.

2. Clearing Arrangements

The Company has entered into fully-disclosed clearing arrangements with Computer Clearing Services, Inc. ("CCS"), PAX Clearing Corporation ("PAX"), Fiserv Securities, Inc. ("FISERV") and Penson Financial Services, Inc. ("Penson") whereby customers' accounts are cleared and carried by these clearing organizations. In 2004, the Company terminated arrangements with CCS and PAX. The remaining agreements, which remain in effect unless written notice of termination in provided by either party, call for the Company to maintain deposit balances in accounts maintained by the respective clearing organizations at December 31, 2004, which are included in deposits in the accompanying statement of financial condition, as follows.

Fiserv	$ 35,000
Penson	25,000
	$ 60,000

2. Clearing Arrangements - continued

The Company has agreed to indemnify these clearing organizations from damages or losses resulting from customer transactions. The Company is exposed to off balance sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company seeks to control the nonperformance by its customers by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis and by requiring customers to deposit additional collateral, or reduce positions, when necessary.

3. Income Taxes

The federal income tax provision differs from the amount computed under the statutory rates due principally to certain expenses which are not deductible for federal income tax purposes and the valuation allowance related to deferred tax assets. Deferred income taxes are recorded using the asset and liability approach to recognize assets and liabilities for expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. At December 31, 2004, deferred income taxes are related to the following:

Deferred income tax assets:	
Net operating loss carryforwards	$ 468,000
Organization costs	1,000
Total deferred income tax assets	469,000
Valuation allowance	(469,000)
Net deferred income tax asset	$ -

At December 31, 2004, the Company has net operating loss carryforwards of approximately $3,100,000 which expire through the year 2024. However, since the ultimate realization of net deferred income tax assets is dependent upon the generation of future taxable income, among other things, net deferred tax assets have been reduced by a valuation allowance of $469,000 at December 31, 2004. The valuation allowance increased by approximately $118,000 in 2004 to offset an equivalent deferred tax benefit related to the net operating loss carryforward.

4. Related Party Transactions

The Company leases office space under a month-to-month operating lease from a company affiliated through common ownership. Total rent expense was approximately $76,000 of which approximately $65,000 is related to this lease for the year ended December 31, 2004. In addition, the Company uses certain equipment and software that is owned by an affiliated company without charge and this arrangement has been considered in the computation of net capital.

5. Capital Leases

The Company leases computer equipment under noncancelable lease classified as capital leases in property and equipment. Property and equipment includes cost of $8,577 and accumulated depreciation of $1,225 at December 31, 2004 related to this lease.

Future annual minimum lease payments under the capital lease obligation at December 31, 2004 are as follows:

2005	$ 2,822
2006	2,822
2007	705
Total minimum lease payments	6,349
Less amounts representing interest	522
Present value of net minimum lease payments	$ 5,827

6. Common Stock

During 2004, the Company offered for sale 15 units for $100,000 per unit, or a total of $1,500,000, under a Private Placement Memorandum (dated January 1, 2004), of which it sold 11.75 units for $1,155,000, net of commissions paid of $20,000 (5% of certain sales). Each unit represented 2,266 shares ($44.13 per share) of common stock with 26,625 shares sold. Investment banking, legal, accounting and other expenses of this offering were netted against the proceeds of the offering. The Company also previously sold 61,682 shares of common stock under previous Private Placement Memorandums which had different terms, prices and conditions. At December 31, 2004, there are 88,307 shares issued and $3,884,946 of common stock sold. In 2004, 120 shares were repurchased by the Company for $50,000. This offering terminated on December 31, 2004. Upon subscription, each shareholder entered into a Stock Restriction Agreement which has certain transfer restrictions, including the prohibition of transfer for nine months following the purchase of the shares and provides that the shares of common stock must be offered to the Company and then to existing shareholders prior to any sale to a party outside the existing shareholder group. The Agreement provides that the Company or the existing shareholders have the option to purchase common stock at the offer price of the selling shareholder for cash or payable over four years with interest at 8%. The State of Ohio approved a portion of this stock offering and prior stock offering for a State of Ohio tax credit equal to 25% of the amount invested for qualified investors under the Technology Investment Tax Credit Program which expired in August 2004.

In January 2005, the Company received $125,000 from the sale of additional common stock, which was subscribed at December 31, 2004. These funds were held by the escrow agent at December 31, 2004 and are included as common stock and stock subscription receivable in the accompanying statement of financial condition.

6. Common Stock - continued

In connection with the previously mentioned offerings, certain information was inadvertently omitted from the offering documents. In 2004, the Company was subject to a NASD examination which resulted in the Company executing a Letter of Acceptance, Waiver and Consent related to corrective actions taken (or to be taken) regarding various alleged rule violations, primarily related to the above common stock offerings. The Company has consented to certain sanctions including a maximum fine that has been included in accrued liabilities in the December 31, 2004 financial statements. This matter has not yet been formally accepted by the NASD. The Company is in the process of remedying the situation by taking various corrective actions, including ceasing its fund raising activities. Management believes that the Company does not have any future liability as a result of these matters.

7. 401(k) Plan

The Company has a 401(k) Plan which covers all employees who meet eligibility requirements. The Plan provides for a matching Company contribution up to a maximum amount of 3% of an employee's compensation. The Company contributed approximately $15,016 to the plan for the year ended December 31, 2004.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 at December 31, 2004 and requires that the ratio of aggregate indebtedness to net capital, as defined under the above regulation, shall not exceed 15 to 1. Under an arrangement with a clearing organization, the Company is required to maintain $60,000 of net capital. The Company had net capital of $301,202 and an aggregate indebtedness ratio of .94 to 1 at December 31, 2004.

SUPPLEMENTAL INFORMATION

Online Brokerage Services, Inc.

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2004

(See Independent Auditors' Report)

Net capital:	
Total stockholders' equity	$ 576,557
Deductions of nonallowable assets:	
Prepaid expenses	72,102
Other unsecured receivables	111,910
Other assets	1,000
Net property and equipment	71,553
Software expenses allocated from related party	18,790
Total deductions	275,355
Net capital	$ 301,202
Aggregate indebtedness	$ 282,094
Computation of basic net capital - minimum net capital required	$ 50,000
Excess net capital	$ 251,202
Ratio - aggregate indebtedness to net capital	.94 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31):	
Net capital as reported in Company's Part II (unaudited)	$ 447,464
Increase in accounts payable	(19,865)
Increase in accrued liabilities	(77,917)
Additional depreciation expense	(11,611)
Reclassification of accounts receivable to nonallowable assets	(36,869)
Net capital per above	$ 301,202

Online Brokerage Services, Inc.

Computation For Determination of
Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

(See Independent Auditors' Report)

Online Brokerage Services, Inc. claims exemption from Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) because the Company does not carry customer accounts as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker.

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Online Brokerage Services, Inc.

In planning and performing our audit of the financial statements of Online Brokerage Services, Inc. for the for the year ended December 31, 2004, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Online Brokerage Services, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodian functions related to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not and should not be used for any other purpose.

Mira & Kolena, Ltd.

Toledo, Ohio
February 25, 2005